Voting Rights Announcements | 22 June 2023 16:01

MorphoSys AG

MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

MorphoSys AG
MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
22.06.2023 / 16:01 CET/CEST
Dissemination of a Voting Rights Announcement transmitted by EQS News – a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Name:	MorphoSys AG
Street:	Semmelweisstr. 7
Postal code:	82152
City:	Planegg Germany
Legal Entity Identifier (LEI):	529900493806K77LRE72

2. Reason for notification

	Acquisition/disposal of shares with voting rights
X	Acquisition/disposal of instruments
	Change of breakdown of voting rights
	Other reason:

3. Details of person subject to the notification obligation

Legal entity: The Goldman Sachs Group, Inc.
City of registered office, country: Wilmington, DE, United States of America (USA)

4. Names of shareholder(s)

holding directly 3% or more voting rights, if different from 3.

5. Date on which threshold was crossed or reached:

16 Jun 2023

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	1.13 %	10.11 %	11.24 %	34231943
Previous notification	0.91 %	9.95 %	10.86 %	/

7. Details on total positions

a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %	
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)
DE0006632003	0	387805	0.00 %	1.13 %
US6177602025	0	8	0.00 %	0.00002 %
Total	387813		1.13 %	

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
Right To Recall	Open		1504767	4.40 %
Right Of Use	Open		378668	1.11 %
Convertible Bond	16.10.2025		2285	0.01 %
Call Option	16.06.2023		35000	0.10 %
		Total	1920720	5.61 %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG 8. Information in relation to the person subject to the notification obligation Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Swap 16.06.2033 Cash 218335 0.64 % Call Warrant 31.12.2030 Cash 420608 1.23 % Put Option 19.12.2025 Physical 900000 2.63 %       Total 1538942 4.50 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) The Goldman Sachs Group, Inc. % % % GSAM Holdings LLC % % % Goldman Sachs Asset Management, L.P. % % % – % % % The Goldman Sachs Group, Inc. % % % GSAM Holdings LLC % % %

Goldman Sachs Asset Management Holdings LLC % % % Goldman Sachs Asset Management UK Holdings I Ltd % % % Goldman Sachs Asset Management UK Holdings II Ltd % % % Goldman Sachs Asset Management Holdings I B.V. / Goldman Sachs Asset Management Holdings II B.V. % % % Goldman Sachs Asset Management Holdings B.V. % % % – % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs Bank USA % % % Goldman Sachs Bank Europe SE % % % – % % % The Goldman Sachs Group, Inc. % % % Folio Financial, Inc. % % % Folio Investments, Inc. % % % – % % % The Goldman Sachs Group, Inc. % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date 22.06.2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 Goldman Sachs & Co. LLC % % % – % % % The Goldman Sachs Group, Inc. % % % Goldman Sachs (UK) L.L.C. % % % Goldman Sachs Group UK Limited % % % Goldman Sachs International % 7.32% 7.60 % Proportion of voting rights Proportion of instruments Total of both % % %   20 Jun 2023

82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service